Microsoft Word 10.0.4219;Spectrum Growth
Spectrum Income
Prospectus dated 5/1/04

Please note the following allocation range adjustments. The ranges are effective May 1, 2004, but the previous ranges are expected to be transitioned to the new ranges by March 31, 2005.

Spectrum Income Fund
New Income Fund (10-25)

Board approval was required